Stella Blu, Inc.

November 12, 2013

VIA EMAIL AND EDGAR

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stella Blu, Inc.

Registration Statement on Form S-1

Filed November 12, 2013

File No. 333-190215

Dear Ms. Mills-Apenteng

Thank you for advising us that the Commission has no further comments to the registration statement (the “Registration Statement”) of Stella Blu, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to November 12, 2013 at 4:00 PM or as soon thereafter as practicable, and as part of this request acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Carl M. Sherer, at (973)883-9181.

Very Truly Yours,

/s/

Yoel Eliyahu

President, Chief Executive Officer, Treasurer and Director

Cc:	Mr. Ivan Griswold, Division of Corporation Finance

Carl M. Sherer, Esq.